UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUZANO ANNOUNCES FINAL RESULTS OF OFFERS TO EXCHANGE NEW REGISTERED SECURITIES FOR SECURITIES OFFERED IN PRIVATE TRANSACTIONS

SÃO PAULO, BRAZIL — August 13, 2019 — Suzano S.A. (“Suzano”) (B3: SUZB3) (NYSE: SUZ) announces that holders of the below aggregate principal amounts of 6.000% Global Notes due 2029 (CUSIPs/ISINs: 86964WAC6; A8372TAF5 / US86964WAC64; USA8372TAF50) (the “Old 2029 Notes”) and 6.000% Global Notes due 2030 (CUSIPs/ISINs: 86964WAG7; A8372TAK4 / US86964WAG78; USA8372TAK46) (the “Old 2030 Notes,” and together with the Old 2030 Notes, the “Old Notes”), issued by its wholly-owned subsidiary Suzano Austria GmbH  (“Suzano Austria”), tendered their Old Notes prior to 5:00 p.m., New York City time, on August 12, 2019 (the “Expiration Date”), pursuant to Suzano Austria’s previously announced offers to exchange (the “Exchange Offers”).

The following table summarizes the final results of the Exchange Offers, the aggregate principal amount of Old Notes that Suzano Austria has accepted to exchange, and the aggregate principal amount of the applicable series of New Notes (as defined below) to be issued in connection with the Exchange Offers:

Title of Security	Old Notes CUSIP/ISIN	Principal Amount Outstanding(1)	Principal Amount of Old Notes Tendered and Accepted	Principal Amount of New Notes to be Issued	New Notes CUSIP/ISIN
6.000% GLOBAL NOTES DUE 2029	86964WAC6, A8372TAF5 / US86964WAC64, USA8372TAF50	US$1,750,000,000	US$1,748,160,000	US$1,748,160,000(2)	86964WAF9 / US86964WAF95
5.000% GLOBAL NOTES DUE 2030	86964WAG7, A8372TAK4 / US86964WAG78, USA8372TAK46	US$1,000,000,000	US$999,904,000	US$999,904,000(3)	86964WAH5 / US86964WAH51

(1)         As of the date hereof, including Old Notes held by Suzano or its affiliates.

(2)         Aggregate principal amount of 6.000% Global Notes due 2029 (the “New 2029 Notes”) registered under the Securities Act of 1933, as amended (the “Securities Act”).

(3)         Aggregate principal amount of 5.000% Global Notes due 2030 (the “New 2030 Notes” and, together with the New 2029 Notes, the “New Notes”) registered under the Securities Act.

Old Notes that have been validly tendered prior to the Expiration Date cannot be withdrawn, except as may be required by applicable law. The settlement date on which Suzano Austria will exchange the Old Notes accepted in the Exchange Offers for New Notes is expected to be August 14, 2019.

The terms of the New Notes are substantially identical to the Old Notes, except for terms with respect to additional interest payments, registration rights and legends reflecting transfer restrictions.  The New Notes are unconditionally and irrevocably guaranteed by Suzano. Holders of Old Notes accepted for exchange will receive interest on the corresponding New Notes and not on such Old Notes. Any Old Notes not tendered or accepted for exchange will remain outstanding.

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This announcement is for informational purposes only.  This announcement is not an offer to exchange any Old Notes. The Exchange Offers were not made to holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

Forward-Looking Statements

This press release may contain forward-looking statements that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Suzano undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2019

SUZANO S.A.

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial Officer and Investor Relations Director

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